UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-27031

Entergy Gulf States, Inc.
(Exact name of registrant as specified in its charter)
350 Pine Street Beaumont, Texas 77701 Telephone: (409) 838-6631
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Preferred Stock, Cumulative, $100 Par Value
(Title of each class of securities covered by this Form)

Mortgage Bonds,
3.6% Series due June 2008, Floating Rate Series due December 2008,
Floating Rate Series due December 2009, 5.12% Series due August 2010,
4.875% Series due November 2011, 6.0% Series due December 2012,
5.6% Series due December 2014, 5.70% Series due June 2015,
5.25% Series due August 2015, 6.2% Series due July 2033,
and 6.18% Series due March 2035

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) X	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: Preferred Stock, Cumulative, $100 Par Value - 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Gulf States, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2007

By: /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer